UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 21, 2023

PowerUp Acquisition Corp.

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	001-41293	N/A
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

188 Grand Street Unit #195

New York, NY 10013

(Address of Principal Executive Offices)

(347) 313-8109

(Registrant’s Telephone Number)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one Redeemable Warrant	PWUPU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share, included as part of the Units	PWUP	The Nasdaq Stock Market LLC
Redeemable Warrants each exercisable for one Class A Ordinary Share for $11.50 per share, included as part of the units	PWUPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary and description of the Merger Agreement is not complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. Shareholders of PowerUp Acquisition Corp. and other interested parties are urged to read the Merger Agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

The Merger

On December 26, 2023, PowerUp Acquisition Corp., a Cayman Islands exempted company (“PowerUp” or “Purchaser”), entered into an Agreement and Plan of Merger by and among PowerUp, PowerUp Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of PowerUp (“Merger Sub”), SRIRAMA Associates, LLC, a Delaware limited liability company and PowerUp’s sponsor (the “Sponsor”), Visiox Pharmaceuticals, Inc., a Delaware corporation (“Visiox” or “Seller”), and Ryan Bleeks, in the capacity as the seller representative (as may be amended and/or restated from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, among other things, the parties will effect the merger of Merger Sub with and into Visiox, with Visiox continuing as the surviving entity (the “Merger”), as a result of which all of the issued and outstanding capital stock of Visiox shall be exchanged for shares of common stock, par value $0.0001 per share, of PowerUp (the “Share Exchange”) subject to the conditions set forth in the Merger Agreement, with Visiox surviving the Share Exchange as a wholly owned subsidiary of PowerUp (the Merger, Share Exchange, and the other transactions contemplated by the Merger Agreement, together, the “Transaction”).

Prior to the Closing Date, and subject to the satisfaction or waiver of the conditions of the Merger Agreement, PowerUp will migrate out of the Cayman Islands and domesticate (the “Domestication”) as a Delaware corporation in accordance with Section 388 of the DGCL and Part XII of the Cayman Islands Companies Act. In connection with the Domestication, each issued and outstanding pre-Domestication preferred share, each issued and outstanding pre-Domestication Class A ordinary share, each issued and outstanding pre-Domestication Class B ordinary share, each issued and outstanding pre-Domestication private warrant, each issued and outstanding pre-Domestication public warrant, and each issued and outstanding pre-Domestication unit shall automatically convert, one a one-for-one basis, into one share of Purchaser Preferred Stock, one share of Purchaser Class A Common Stock, one share of Purchaser Class B Common Stock, one Purchaser Private Warrant, one Purchaser Public Warrant, and one Purchaser Public Unit, respectively. Immediately following the Domestication, (i) each share of Purchaser Class B Common Stock shall convert automatically, on a one-for-one basis, into one share of Purchaser Class A Common Stock, (ii) the Purchaser Class A Common Stock will be reclassified as Purchaser Common Stock, and (iii) each Purchaser Public Unit will be separated into shares of Purchaser Common Stock and Purchaser Public Warrants.

Merger Consideration

As consideration for the Merger, the holders of Visiox’s securities collectively shall be entitled to receive from PowerUp, in the aggregate, a number of shares of Purchaser Common Stock with an aggregate value equal to the Merger Consideration. Under the Merger Agreement, “Merger Consideration” means (a) $80,000,000 less (b) the amount by which Net Working Capital at Closing is less than $0, if any, less (c) Company Transaction Expenses, less (d) Company Indebtedness at Closing, less (e) the product of (i) the number of Rollover RSUs, multiplied by (ii) $10.00.

In addition, holders of Visiox’s securities and the Sponsor shall also have the contingent right to receive from PowerUp, in the aggregate, an additional 6,000,000 shares of Purchaser Common Stock as follows:

(a)	In the event the first commercial sale of Omlonti (omidenepag isopropyl ophthalmic solution) 0.002% occurs within twelve (12) months of the Closing Date, then, subject to the terms and conditions of the Merger Agreement, PowerUp shall issue to each of the Company Stockholders such Company Stockholder’s Pro Rata Share of 1,000,000 Earnout Shares and the Sponsor shall be issued 1,000,000 Earnout Shares (the “Launch Earnout Share Payment”).

(b)	Beginning in the first fiscal year following the Company Stockholders and Sponsor earning the Launch Earnout Share Payment (the “$12.50 Earnout Eligibility Date”), in the event that the VWAP of the Purchaser Common Stock equals or exceeds $12.50 per share (the “First Share Price Target”) for 20 out of any 30 consecutive Trading Days during the period beginning on the Closing Date and ending on the 36-month anniversary of the Closing Date (such period the “Earnout Period”), and subject to the terms and conditions of the Merger Agreement, PowerUp shall issue to each of the Company Stockholders such Company Stockholder’s Pro Rata Share of 1,000,000 Earnout Shares and the Sponsor shall be issued 1,000,000 Earnout Shares (the “$12.50 Earnout Share Payment”).

In the event the First Share Price Target was achieved prior to the $12.50 Earnout Eligibility Date, the $12.50 Earnout Share Payment shall be earned on the $12.50 Earnout Eligibility Date. In the event the First Share Price Target was achieved on or after the $12.50 Earnout Eligibility Date, the $12.50 Earnout Share Payment shall be earned on the date on which the First Share Price Target was achieved. No $12.50 Earnout Share Payment shall be earned if the $12.50 Earnout Eligibility Date is a date later than the end of the Earnout Period.

(c)	Beginning in the first fiscal year following the Company Stockholders and Sponsor earning the $12.50 Earnout Share Payment (the “$15.00 Earnout Eligibility Date”), in the event that the VWAP of the Purchaser Common Stock equals or exceeds $15.00 per share (the “Second Share Price Target”) for 20 out of any 30 consecutive Trading Days during Earnout Period, and subject to the terms and conditions of the Merger Agreement, PowerUp shall issue to each of the Company Stockholders such Company Stockholder’s Pro Rata Share of 1,000,000 Earnout Shares and the Sponsor shall be issued 1,000,000 Earnout Shares (the “$15.00 Earnout Share Payment”).

In the event the Second Share Price Target was achieved prior to the $15.00 Earnout Eligibility Date, the $15.00 Earnout Share Payment shall be earned on the $15.00 Earnout Eligibility Date. In the event the Second Share Price Target was achieved on or after the $15.00 Earnout Eligibility Date, the $15.00 Earnout Share Payment shall be earned on the date on which the Second Share Price Target was achieved. No $15.00 Earnout Share Payment shall be earned if the $15.00 Earnout Eligibility Date is a date later than the end of the Earnout Period.

Effect of Merger on Visiox Securities

The Merger Agreement sets forth how certain outstanding securities of Visiox will be treated, or effected at the Effective Time and by virtue of the Merger, including with respect to certain outstanding convertible promissory notes of Visiox (which would be assumed by PowerUp), dissenting shares (if any), outstanding restricted stock units, and outstanding shares of Series A Preferred Stock and Series B Preferred Stock (which are to be converted immediately prior to the Effective Time into common stock).

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by each of PowerUp and Visiox as of the date of the Merger Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as defined below), as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (b) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents relating to the Merger Agreement to which such person or entity (or such entity’s subsidiaries) is a party or bound or to perform its obligations thereunder, in each case, subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and, following their expiration, there are no indemnification rights for another party’s breach thereof. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing and consummate the transactions contemplated by the Merger Agreement. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), including, among other things, those relating to: (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision by Visiox to PowerUp of unaudited consolidated financial statements on a monthly, quarterly and annual basis; (iv) PowerUp’s public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) the preparation and filing of the Registration Statement as described in more detail below; (viii) public announcements; and (ix) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transaction, to notify the other party as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information. The Merger Agreement also contains certain customary post-Closing covenants including, among other things, those relating to: (a) maintenance of books and records; (b) tax matters; and (c) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance.

In addition, Visiox agreed to obtain its required shareholder approvals in the manner required under its organizational documents and applicable law for the execution, delivery and performance of the Merger Agreement and each of the ancillary documents to the Merger Agreement to which Visiox is or is required to be a party or bound, and the consummation of the transactions contemplated thereby, including the Merger.

In the Merger Agreement the parties made customary covenants regarding the registration statement on Form S-4 to be filed by PowerUp with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”).

PowerUp will distribute a proxy statement to seek the consent of its shareholders to, among other things, (i) adopt and approve the Merger Agreement and the Transaction; (ii) approve the amended certificate of incorporation of PowerUp in connection with the Merger; (iii) appoint members of PowerUp’s post-Closing board of directors (the “Post-Closing Board”); (iv) approve PowerUp’s post-Closing Equity Incentive Plan and any equity grants, to the extent required; (v) such other matters as PowerUp and Visiox shall hereafter mutually determine to be necessary or appropriate in order to effect the Transaction; and (vi) the adjournment of PowerUp’s shareholder meeting, if necessary or desirable in the reasonable determination of PowerUp.

The parties agreed that the post-Closing board of directors will consist of five directors, comprised of (i) two directors designated prior to the Closing by PowerUp, both of whom will be required to qualify as an independent director under Nasdaq listing rules, and (ii) three directors designated by Visiox, at least one of whom will be required to qualify as an independent director under Nasdaq listing rules.

The parties further agreed to take all action necessary so that the individuals serving as the chief executive officer and chief financial officer, respectively, of PowerUp immediately after the Closing will be the same individuals (in the same office) as that of the Visiox immediately prior to the Closing.

Conditions to Consummation of the Merger

The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of PowerUp and Visiox of the Transaction and the other matters requiring shareholder approval; (ii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iii) receipt of specified third party consents; (iv) no law or order preventing the Transaction; (v) the Registration Statement having been declared effective by the SEC; (vi) the satisfaction of the $5,000,001 minimum net tangible asset test by PowerUp; (vii) approval from Nasdaq for the listing of the shares of PowerUp’s common stock to be issued in connection with the Transaction; and (viii) reconstitution of the Post-Closing Board as contemplated under the Merger Agreement.

In addition, unless waived by Visiox, the obligations of Visiox to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by PowerUp of the Related Agreements (as defined and described in greater detail below), customary certificates and other Closing deliverables: (i) the representations and warranties of PowerUp being true and correct as of the date of the Merger Agreement and as of the Closing (subject to customary exceptions, including materiality qualifiers); (ii) PowerUp having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to PowerUp since the date of the Merger Agreement which is continuing and uncured; (iv) at the Closing, PowerUp having $5,000,000 in either remaining in the Trust Account or available from the concurrent consummation of a PIPE (after giving effect to the completion and payment of any redemptions, PowerUp’s unpaid expenses or Liabilities, the payment of an advisory fee owed to Sponsor, the repayment of certain Company Convertible Notes, and the repayment of the Working Capital Loans); and (v) PowerUp shall have made all reasonably necessary arrangements with the Trustee to the Trust Account to have the Trust Account funds disbursed to PowerUp, and there shall be no actions, suits, proceedings, arbitrations or mediations pending or threatened by any Person (not including Visiox and its Affiliates) with respect to or against the Trust Account that would reasonably be expected to have a Material Adverse Effect on PowerUp.

Finally, unless waived by PowerUp, the obligations of PowerUp to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Visiox of the Related Agreements (as defined and described in greater detail below), customary certificates and other Closing deliverables: (i) the representations and warranties of Visiox being true and correct as of the date of the Merger Agreement and as of the Closing (subject to customary exceptions, including materiality qualifiers); (ii) Visiox having performed in all material respects its respective obligations and complied in all material respects with its respective covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing; and (iii) absence of any Material Adverse Effect with respect to Visiox and its subsidiaries on a consolidated basis since the date of the Merger Agreement which is continuing and uncured.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of PowerUp and Visiox; (ii) by either PowerUp and Visiox if any of the conditions to Closing have not been satisfied or waived by May 31, 2024 (the “Outside Date”), provided that any breach or violation of any representation, warranty or covenant of the party seeking termination is not the cause of the failure of the Closing to occur by the Outside Date; (iii) by either PowerUp or Visiox if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction, and such order or other action has become final and non-appealable; (iv) by either PowerUp or Visiox in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Merger Agreement); (v) by PowerUp if there has been a Material Adverse Effect on Visiox and its subsidiaries on a consolidated basis following the date of the Merger Agreement that is uncured and continuing; and (vi) by either PowerUp or Visiox if PowerUp or Visiox holds a special meeting of its shareholders to approve the Merger Agreement and the Transaction, and the required approvals related to the Merger Agreement and the Transaction of either PowerUp’s shareholders or Visiox’s shareholders is not obtained.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for fraud. The Merger Agreement does not provide for any termination fees.

Trust Account Waiver

Visiox and Merger Sub each agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in PowerUp’s trust account (including any distributions therefrom) held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom) other than in connection with the Closing.

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware without regard to the conflict of laws principles thereof. If a dispute relating to the Merger Agreement arises between the parties, and the parties are unable to amicably resolve that dispute with 10 business days the Merger Agreement provides for the arbitration of disputes (except that applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution).

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts). The Merger Agreement has been filed with this Current Report on Form 8-K to provide investors with information regarding its terms. It is not intended to provide any other factual information about PowerUp, Visiox, Merger Sub, Sponsor, or any other party to the Merger Agreement. Additionally, the representations, warranties, covenants and agreements contained in the Merger Agreement may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in PowerUp’s public disclosures.

Related Agreements

In connection with the Closing, PowerUp and Visiox will enter into certain additional agreements pursuant to the Merger Agreement (the “Related Agreements”). The terms of such Related Agreements have not yet been negotiated between PowerUp and Visiox. Finalizing such Related Agreements on terms mutually acceptable to PowerUp and Visiox is a condition to Closing of the Merger Agreement. Specifically, the Merger Agreement contemplates delivery of the following Related Agreements: (i) a note assumption agreement delivered by PowerUp to Visiox and (ii) a lock-up agreement executed by Visiox’s Significant Company Holder.

Loan and Transfer Agreement

On December 21, 2023, PowerUp entered into a Loan and Transfer Agreement between PowerUp, the Sponsor, and SSVK Associates, LLC (the “Lender”), pursuant to which the Lender loaned an aggregate of $250,000 (the “Funded Amount”) to the Sponsor (the “Sponsor Loan”) and the Sponsor loaned $250,000 to PowerUp (the “SPAC Loan”). The Sponsor Loan accrues interest at 8% per annum and the SPAC Loan does not accrue interest. PowerUp is not responsible for the payment of any interest on the Sponsor Loan and is only required to repay the principal amount of the SPAC Loan upon the completion of PowerUp’s initial business combination. The Funded Amount, together with all accrued and unpaid interest thereon, shall be repaid by the Sponsor within five days of the closing of PowerUp’s initial business combination, at the option of the Lender, in either (a) cash; or (b) Class A ordinary shares of PowerUp held by the Sponsor, at the rate of one (1) Class A ordinary share for each $10.00 of converted principal and interest. As additional consideration for the Lender making the Sponsor Loan available to the Sponsor, the Sponsor agreed to transfer one (1) Class A ordinary share of PowerUp to the Lender for each $1.00 multiple of the Funded Amount, which included the registration rights previously provided by PowerUp to the Sponsor.

The foregoing description of the Loan and Transfer Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosures set forth above in Item 1.01 are incorporated by reference into this Item 2.03.

Item 7.01. Regulation FD Disclosure.

On December 27, 2023, PowerUp issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of PowerUp under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. For the avoidance of doubt, PowerUp intends for this Form 8-K, including Exhibit 99.1, to satisfy the requirements of Rule 165(a) and Rule 425(a) under the Securities Act. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1.

Forward-Looking Statements

This Current Report on Form 8-K contains certain statements that are not historical facts and are forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transaction between PowerUp and Visiox, including without limitation statements regarding the anticipated benefits of the proposed Transaction, the anticipated timing of the proposed Transaction, the implied enterprise value, future financial condition and performance of Visiox and the combined company after the closing and expected financial impacts of the proposed Transaction, the satisfaction of closing conditions to the proposed Transaction, the level of redemptions of PowerUp’s public shareholders and the products and markets and expected future performance and market opportunities of Visiox. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of PowerUp’s securities; (ii) the risk that the proposed Transaction may not be completed by PowerUp’s business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the proposed Transaction, including the approval of the Merger Agreement by the shareholders of PowerUp, the satisfaction of the minimum cash at closing requirements and the receipt of certain governmental, regulatory and third party approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (v) the failure to achieve the minimum amount of cash available following any redemptions by PowerUp’s shareholders; (vi) redemptions exceeding anticipated levels or the failure to meet Nasdaq initial listing standards in connection with the consummation of the proposed Transaction; (vii) the effect of the announcement or pendency of the proposed Transaction on Visiox’s business relationships, operating results, and business generally; (viii) risks that the proposed Transaction disrupts current plans and operations of Visiox; (ix) the outcome of any legal proceedings that may be instituted against Visiox or against PowerUp related to the Merger Agreement or the proposed Transaction ; (x) changes in the markets in which Visiox competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; (xi) changes in domestic and global general economic conditions; (xii) risk that Visiox may not be able to execute its growth strategies; (xiii) risks related to the ongoing COVID-19 pandemic and response, including supply chain disruptions; (xiv) risk that Visiox may not be able to develop and maintain effective internal controls; (xv) costs related to the proposed Transaction and the failure to realize anticipated benefits of the proposed Transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; (xvi) the ability to recognize the anticipated benefits of the proposed Transaction and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Visiox to grow and manage growth economically and hire and retain key employees; (xvii) inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Visiox’s projects; (xviii) failure to commercialize product candidates and achieve market acceptance of such product candidates; (xix) the risk that Visiox will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xx) the risk that Visiox, post-combination, experiences difficulties in managing its growth and expanding operations; (xxi) the risk of product liability or regulatory lawsuits or proceedings relating to Visiox’s business; (xxii) risks associated with intellectual property protection; (xxiii) the risk that Visiox is unable to secure or protect its intellectual property; and (xxiv) those factors discussed in PowerUp’s filings with the SEC and that will be contained in the proxy statement relating to the proposed Transaction.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the registration statement and the amendments thereto, and other documents to be filed by PowerUp from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Visiox and PowerUp may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Neither of Visiox or PowerUp gives any assurance that Visiox or PowerUp, or the combined company, will achieve expectations. These forward-looking statements should not be relied upon as representing PowerUp’s or Visiox’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

In connection with the Merger Agreement and the proposed Transaction, PowerUp intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus of PowerUp, and will file other documents regarding the proposed Transaction with the SEC. This communication is not intended to be, and is not, a substitute for the proxy statement or any other document that PowerUp has filed or may file with the SEC in connection with the proposed transaction. Shareholders and other interested persons are advised to read, when available, the registration statement and the amendments thereto, and documents incorporated by reference therein filed in connection with the proposed Transaction, as these materials will contain important information about PowerUp, Visiox, the Merger Agreement, and the proposed Transaction. When available, the definitive proxy statement and other relevant materials for the proposed Transaction will be mailed to shareholders of PowerUp as of a record date to be established for voting on the proposed Transaction. Before making any voting or investment decision, investors and shareholders of PowerUp are urged to carefully read the entire proxy statement, when available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Transaction. PowerUp’s investors and shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: PowerUp Acquisition Corp., 188 Grand Street Unit #195, New York, NY 10013, Attention: Mr. Suren Ajjarapu.

Participants in the Solicitation

PowerUp, Visiox, and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from PowerUp’s shareholders with respect to the proposed Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of PowerUp’s directors and officers in PowerUp’s filings with the SEC, including, when filed with the SEC, the registration statement and the amendments thereto, and other documents filed with the SEC. Such information with respect to Visiox’s directors and executive officers will also be included in the registration statement.

No Offer or Solicitation

This Current Report on Form 8-K is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction and will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated December 26, 2023, by and among PowerUp Acquisition Corp., PowerUp Merger Sub Inc., SRIRAMA Associates, LLC, Visiox Pharmaceuticals, Inc., and Ryan Bleeks.

10.1	Loan and Transfer Agreement, dated December 21, 2023, by and among PowerUp Acquisition Corp., SRIRAMA Associates, LLC, and SSVK Associates, LLC.

99.1	Press Release, dated December 27, 2023.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POWERUP ACQUISITION CORP.

	By:	/s/ Surendra Ajjarapu
Surendra Ajjarapu
Chief Executive Officer

Date: December 28, 2023